UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        Mary Lee Sparks
        2438 Campbell Road, N.W.
        Albuquerque, New Mexico 87104
        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        McLeodUSA Incorporated
        MCLD

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        October 1999

   5.   If Amendment, Date of Original (Month/Year):


   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        ( ) Director ( ) 10% Owner ( ) Officer (give title below) (x) Other (specify below)

        Member of 13(d) group owning more than 10%

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        ( ) Form filed by One Reporting Person
        (x) Form filed by More than One Reporting Person





               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned

                                                                          5. Amount of   6. Owner-
                                                                           Securities    ship Form:
                   2. Transaction                                         Beneficially   Direct (D)
      1. Title of       Date      3. Transaction 4.  Securities Acquired  Owned at End  or Indirect  7. Nature of Indirect
        Security      (Month/          Code       (A) or Disposed of (D)    of Month        (I)       Beneficial Ownership
       (Instr. 3)    Day/Year)      (Instr. 8)      (Instr. 3, 4 & 5)    (Instr. 3 & 4)  (Instr. 4)        (Instr. 4)
      -----------  -------------- -------------- ----------------------- -------------- -----------  ---------------------
                                   Code     V    Amount  (A)or(D) Price
                                   ----     -    ------  -------  ------
     Class A                                                                  1,012 (1)      D
     Common Stock

                                                                            143,832          I      By Mary Lee Sparks 1990
                                                                                                    Personal Income Trust
                                                                                                    for the Benefit of John
                                                                                                    Woodruff Sparks dated
                                                                                                    April 20, 1990

                                                                            143,832          I      By Mary Lee Sparks 1990
                                                                                                    Personal Income Trust
                                                                                                    for the Benefit of Anne
                                                                                                    Romayne Sparks dated
                                                                                                    April 20, 1990

                                                                            143,832          I      By Mary Lee Sparks 1990
                                                                                                    Personal Income Trust
                                                                                                    for the Benefit of
                                                                                                    Barbara Lee Sparks dated
                                                                                                    April 20, 1990

                                                                            143,832          I      By Mary Lee Sparks 1990
                                                                                                    Personal Income Trust
                                                                                                    for the Benefit of
                                                                                                    Christina Louise Sparks
                                                                                                    dated April 20, 1990

                                                                            393,356          D

                                                                            664,418          I      By Trust Agreement dated
                                                                                                    May 13, 1978 f/b/o
                                                                                                    Mary Lee Sparks





                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                               10.
                                               5.                                                      9.    Owner-
                                             Number                                                  Number   ship
                                               of                                                      of    Form of
                    2.                      Deriva-                                                 Deriva-  Deriva-
                  Conver-                     tive                                                    tive    tive     11.
                  sion or                    Secur-                                                 Secur-   Secur-  Nature
                   Exer-                     ities                                                  ities     ity:   of In-
                   cise     3.              Acquired                                        8.     Benefi-   Direct  direct
          1.       Price  Trans-      4.     (A) or         6.                 7.        Price of   cially   (D) or   Bene-
         Title      of    action    Trans-  Disposed    Date Exer-          Title and     Deriva-  Owned at   In-    ficial
       of Deri-   Deriva-  Date     action   of (D)     cisable and         Amount of      tive     End of   direct  Owner-
        vative     tive   (Month/    Code   (Instr.   Expiration Date      Underlying    Security   Month     (I)     ship
       Security   Secur-   Day/    (Instr.    3, 4      (Month/Day/        Securities     (Instr.  (Instr.  (Instr. (Instr.
      (Instr. 3)    ity    Year)      8)      & 5)         Year)         (Instr. 3 & 4)     5)        4)       4)     4)
      ----------  ------  ------   -------  --------  --------------     --------------  --------- -------- ------- -------
                                  Code  V   A   D   Date      Expir-   Title   Amount or
                                  ----  -   -   -   Exer-     ation    -----   Number of
                                                    cisable   Date             Shares
                                                    -------   ------           ---------
     Employee      12.25  09/24/97                  (1)     09/24/07   Class A  50,000             44,000      D
     Stock Option                                                      Common
     (right to                                                         Stock
     buy) (1)

     Employee     12.125  10/12/98                  (2)     10/12/08   Class A  10,000             10,000      D
     Stock Option                                                      Common
     (right to                                                         Stock
     buy) (2)

     Employee     14.875  12/31/98                  (3)     12/31/08   Class A  10,000             10,000      D
     Stock Option                                                      Common
     (right to                                                         Stock
     buy) (3)

     Call Option   27.50  04/13/99   S         10  04/13/99 10/16/99   Class A   1,000    $3.75         0      D
     (Obligation                                                       Common
     to Sell)                                                          Stock

     Call Option   27.50 10/15/99    P      10     10/15/99 10/16/99   Class A   1,000   $14.25         0      D
     (Obligation                                                       Common
     to Buy)                                                           Stock





   Explanation of Responses:

        Explanation of footnotes to Table I: For purposes of Section 13(d) of the Securities Exchange Act, each of the joint filers is a member of a group that together owns more than 10% of the Issuer's Class A Common Stock. Except as indicated in the following notes, the securities shown in Table I are beneficially owned for purposes of Rule 16a-1(a)(2) by Mary Lee Sparks and not by the other joint filer.

        (1) Beneficially owned for purposes of Rule 16a-1(a)(2) by Steven L. Grissom. These shares are not subject to Mr. Grissom's agreement with the other members of the 13(d) group referred to in Item 6 of the cover page of this Form 4.

        Explanation of footnotes to Table II: The derivative securities shown in Table II are beneficially owned for purposes of Rule 16a-1(a)(2) by Steven L. Grissom.

        (1) The employee stock option dated 9/24/97 vests in four equal annual installments which began on September 24, 1998.

        (2) The employee stock option dated 12/22/97 vests in four equal annual installments which began on October 12, 1999.

        (3) The employee stock option dated 12/31/98 vests in four equal annual installments beginning on December 31, 1999.


   SIGNATURE OF REPORTING PERSON:



   Mary Lee Sparks
   By:  Steven L. Grissom
        Attorney in Fact


   Dated: November 9, 1999


                           JOINT FILER INFORMATION

   Name: Steven L. Grissom

   Address: 121 South 17th Street, Mattoon, Illinois 61938

   Designated Filer: Mary Lee Sparks

   Issuer & Ticker Symbol: McLeodUSA Incorporated, MCLD

   Statement for Month/Year: October 1999

   Signature: Steven L. Grissom